Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

July 5, 2011

Safe Harbor Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.  Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Börse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Börse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Börse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Interview in Corporate Counsel with NYSE Euronext General Counsel, John Halvey (July 5, 2011).

Corporate Counsel Magazine — NYSE Q&A, Part 3: A Talk with New York Stock Exchange GC John Halvey

David Hechler and Anthony Paonita

Corporate Counsel

July 5, 2011

In part three of an edited conversation with NYSE Euronext group executive vice president and general counsel John Halvey, Corporate Counsel editor in chief Anthony Paonita and executive editor David Hechler talk to Halvey about the logistics of the Deutsche Boerse merger and what's next on the agenda for the exchange.

CC: Do you think the combined company with the Deutsche Boerse is going to keep your New York character?

John Halvey: I don't actually think of that as a 'New York character'; I wouldn't use the [words] 'New York.' It's the fact that we're the centerpiece of, the symbol of, capitalism. I don't know if that's as much a New York issue as it is a company-wide issue. We've tried to bring this flavor to our European operations. There's a really bad picture of me ringing the bell in Amsterdam; there was no bell when we got there.

I think NYSE Euronext is always going to keep its New York flavor. But you want each jurisdiction to get its own unique flavor that way, and I think that's happening. That's part of why this merger is so attractive, because you're pulling together the key capital markets—in the U.S., obviously, across Europe more and more, and presumably, and ultimately, around the world.

One thing I learned when I first came here: If I call someone, they call me back. If the general counsel of NYSE Euronext calls you, you assume something bad happened [laughs]. We try not to abuse that power, but it is an interesting thing. [CEO] Duncan [Niederauer] says it all the time: Your business card gets you a certain sort of entrée that it wouldn't get in a normal environment.

CC: There was something in the press recently about job loss—it's such a hot-button item.

JH: Larry [Leibowitz], our COO, got asked the same question five times last week. Yes, there are certain synergies that one can achieve. I firmly believe that this transaction is compelling, regardless, from a strategic perspective. Is that going to lead to job losses? What Larry consistently said was that there will be some job losses; we're working on that. And I think someone specifically asked—if I recall what they were asking—was, US vs. EU? Is that what the issue was? If I recall, his answer was, not with respect to any particular jurisdiction, there would likely be some overlap of jobs. I think most people would expect that, when you're putting together two companies like this, there's going to be some overlap that way. Are those overlaps going to have to be addressed? Of course they are, but it's going to be addressed in a thoughtful way. I think part of your question, and part of the tone in which it's being reported, almost implies it's sort of a desultory way, which I can assure you it wouldn't be.

We've already been through this; we went through this exact same issue on the NYSE/Euronext deal, and I think we proved in that that one that we can achieve synergies. But we also know how to integrate companies. So I'm very confident that we're going to address this issue in a thoughtful way.

And just to remind everybody, the construct in Germany is that German unions have board seats. A union concept is a slightly different concept that you would have here. So I wouldn't be particularly focused on that part of it. What people should expect from us, and what I expect us to deliver, is that we will be thoughtful and pragmatic about what we do. And I can assure you that, as we understand what that's going to be, we will communicate.

CC: Is there anything else you're doing that can come even close to the interest and importance of the merger right now to this company?

JH: Things go on here every day. I think what we're doing with New York Portfolio Clearing, for example, is a remarkable story. It's not the type of story that's going to attract the headlines of the Wall Street Journal or The New York Times. But one of the most compelling things we're doing is that. If that works, which right now, it appears to be, that is another thing that's going to revolutionize part of this industry.

The guy who runs that could be the subject of his own piece —a guy named Walt Lukken, who came here a couple of years ago; he was the acting chairman of the CFTC [Commodity Futures Trading Commission]. So during the big energy crisis—the original oil crisis a few years ago (or I guess the second oil crisis, if you're old enough to remember '74)—Walt was the head of the CFTC and he was testifying every day to Congress about what was going on with gas prices. We brought him in here, into the legal department—he reported to me for a year—to help us with our derivatives business and things like that. Then we went to form NYPC, he was the logical guy to become the CEO of it. So he's pushed that through the regulatory process, we got that launched, and that's a great story.

It's a great example of what Duncan, as the CEO, has done here, which is that he's given the company—through the German transaction, through things like NYPC, through the U.S. derivatives business, the technology business, and the options business—he's given the company more places where it can succeed. He's diversified it, and over a relatively short period of time. It's a great story, but I just don't think it has all the intrigue that the Deutsche Boerse story has.

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Excerpts from an interview in Corporate Counsel with NYSE Euronext General Counsel, John Halvey (June 30, 2011).

Corporate Counsel Magazine — NYSE Q&A, Part 2: A Talk with New York Stock Exchange GC John Halvey

David Hechler and Anthony Paonita

Corporate Counsel

June 28, 2011

In part two of an edited conversation with NYSE Euronext group executive vice president and general counsel John Halvey, Corporate Counsel editor in chief Anthony Paonita and executive editor David Hechler talk to Halvey about the structure of and people in his internationally based law department.

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CC: What will the merged law department look like? What will your role be?

JH: Well going forward, I'm the general counsel; but in fairness, I haven't yet had the opportunity to go and meet all their lawyers. I have the benefit—and many of us actually have the benefit—that here in the United States, there are six lawyers from the German affiliate here called ISC, and we know a number of them anyway just because we deal with them.

I think the good news is that there's not a lot of overlap. I don't have lawyers in Frankfurt, in Prague, in Luxembourg. They do have a few here in the U.S. but I don't think that'll be a big issue. They don't have any lawyers in Paris.

CC: What's their headcount, do you know?

JH: I think they're about 40 lawyers. But how they define a lawyer is maybe slightly different from us.

CC: In some cases internationally, in-house lawyers don't have attorney-client privilege. Do you have to deal with those kinds of issues?

JH: There are different rules, and that's a perfect example, about attorney-client privilege. You need to understand that, and we think we do. In each jurisdiction, and across the U.S., those roles are slightly different.

Another thing I've been...almost dogmatic about, perhaps...when we got here, there tended to be a lot of overlap of work by the lawyers. Not because of any bad intention but because, if you're dealing with X issue, you often needed a U.S. lawyer, a UK lawyer, a Brussels lawyer, because it touched across the company, whatever the thing might be. And that's understandable. But it's a productivity issue and it's an appearance issue. If the business community here sees seven lawyers on a call with two business people, they react—and they should react.

So I try to change the focus away from the hierarchy and more toward the concept of coordination. In a company like this, what we need in a legal department is...whatever the project is, the German transaction, you know...Tracy Heaton, the M&A lawyer, she's the person running that transaction with help from a lot of people. It's really Tracy's responsibility to decide, 'Do I need René today? Is there an Amsterdam issue on this particular call?' It'd be easy to say you need René on every call, but that's not productive. Do we achieve that all the time? No, and again, these are aspirations...but I think we achieve it a lot more than when we got here, and I think we're moving toward a much better state that way.

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